UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, DC 20549

                             SCHEDULE TO/A

                            Amendment No. 1
                                  to

     TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
                  THE SECURITIES EXCHANGE ACT OF 1934

                     FINANCIAL FEDERAL CORPORATION
                  (Name of Subject Company (Issuer))

                     FINANCIAL FEDERAL CORPORATION
                   (Name of Filing Person (Issuer))

               2% Convertible Senior Debentures Due 2034

                    (Title of Class of Securities)

                      317492 AE 6 and 317492 AF 3
                 (CUSIP Number of Class of Securities)

                                                      Copy to:
           Troy H. Geisser                    D. Michael Lefever, Esq.
 Senior Vice President and Secretary          Covington & Burling LLP
    Financial Federal Corporation          1201 Pennsylvania Avenue, N.W.
733 Third Avenue, New York, NY  10017          Washington, D.C. 20004
            (212) 599-8000                         (202) 662-6000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

                       CALCULATION OF FILING FEE
Transaction Valuation*: $132,700,000         Amount of Filing Fee**: $5,215

* Calculated solely for purposes of determining the filing fee. This amount represents the maximum aggregate purchase price payable in connection with the purchase of the 2% Convertible Senior Debentures Due 2034 (the "Debentures") on April 15, 2009 (the "Purchase Date"), pursuant to the indenture.

** The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $39.30 for each $1,000,000 of the value of the transaction.

[x] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:    $5,125         Filing Party: Financial Federal
                                                        Corporation
Form or Registration No.:  SC TO-I/       Date Filed:   March 4, 2009

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which this statement relates:
[ ] third-party tender offer subject     [ ] going-private transaction
    to Rule 14d-1.                           subject to Rule 13e-3.
[x] issuer tender offer subject to       [ ] amendment to Schedule 13D
    Rule 13e-4.                              under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [x]

                   INTRODUCTORY STATEMENT

     This Amendment No. 1 filed by Financial Federal Corporation, a Nevada corporation (the "Company") is the final amendment to the Tender Offer Statement on Schedule TO ("Schedule TO"), filed by the Company on March 4, 2009, with respect to the right of each holder (a "Holder") of the Company's 2% Convertible Senior Debentures due 2034 (the "Debentures") to sell, and the obligation of the Company to purchase, the Debentures, upon the terms and subject to the conditions set forth in the Indenture, dated as of April 12, 2004, between the Company and Deutsche Bank Trust Company Americas, as trustee (the "Trustee" ), the Debentures, and the Company Repurchase Notice, dated March 4, 2009 (the "Put Option").

     The Schedule TO, as amended and supplemented by this Amendment No. 1, is intended to satisfy the filing and disclosure requirements of Rules 13e-4(c)(4) under the Securities Exchange Act of 1934, as amended.


Items 1 through 11.

The Schedule TO is hereby amended and supplemented by adding the following:

     The Put Option expired at 5:00 p.m., New York City time, on April 15, 2009. The Company has been advised by the Trustee, as paying agent (the "Paying Agent"), that Debentures in an aggregate principal amount of $132,700,000 were validly tendered and not withdrawn for repurchase. The Company has accepted for repurchase all such Debentures at a purchase price equal to 100% of the principal amount. Accordingly, the aggregate purchase price for all of the Debentures validly tendered for repurchase was $132,700,000. The Company has forwarded cash in payment of the aggregate purchase price to the Paying Agent for distribution to the Holders. Following the purchase no Debentures remain outstanding.


Item 12. Exhibits.

(a)(1)(A)  Repurchase Notice to Holders of Financial Federal
           Corporation 2% Convertible Senior Debentures Due
           2034, dated March 4, 2009.*

(b)        Not applicable.

(d)(1) Indenture, dated as of April 12, 2004, between the Company and Deutsche Bank Trust Company Americas, as Trustee (incorporated by reference to Exhibit
           4.15 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on April 22, 2004).

(g)        Not applicable.

(h)        Not applicable.

* previously filed


Item 13. Information Required by Schedule 13E-3.

Not applicable.

                          SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                       FINANCIAL FEDERAL CORPORATION

                       By:  /s/ Steven F. Groth
                            ----------------------------------
                            Name:
                            Title: Senior Vice President
                                   and Chief Financial Officer

                            Dated: April 16, 2009

                        EXHIBIT INDEX


(a)(1)(A)  Company Notice to Holders of 2% Convertible Senior
           Debentures Due 2034, dated March 4, 2009.*

(b)        Not applicable.

(d)(1) Indenture, dated as of April 12, 2004, between the Company and Deutsche Bank Trust Company Americas, as Trustee (incorporated by reference to Exhibit
           4.15 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on April 22, 2004).

(g)        Not applicable.

(h)        Not applicable.

* previously filed